UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 12, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group (IPG®) Enters Agreement to Acquire

Cantech® and Increases Borrowing Capacity by $150 million

IPG® announces investment intended to broaden its tape-making capabilities in North America, and strengthens its borrowing capacity to facilitate current and future expansion projects

MONTREAL, QUEBEC and SARASOTA, FLORIDA, June 12, 2017 – Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or “the Company”), a leading manufacturer of packaging products and machinery, today announced an agreement to acquire substantially all of the assets of Canadian Technical Tape Ltd. (d/b/a “Cantech”), a privately-owned North American supplier of industrial and specialty tapes based in Montreal for an aggregate purchase price of approximately $63 million, and the concurrent increase in the borrowing limit of IPG’s revolving credit facility from $300 million to $450 million. All amounts in this press release are denominated in US dollars unless otherwise indicated.

The Cantech acquisition will further enhance and extend the Company’s product offering, and provide additional distribution channels for IPG products in Canada, the US, and Europe. Cantech unaudited revenues for the twelve months ended March 31, 2017 are estimated at $61 million. The purchase price will be financed with funds available under IPG’s revolving credit facility as amended and discussed further below. The transaction is expected to close in the third quarter of 2017. The completion of this transaction is subject to customary conditions.

In conjunction with the acquisition of Cantech, IPG also announced a $150 million increase in the borrowing limit of its existing $300 million revolving credit facility, bringing the facility’s credit limit to $450 million. The amended credit agreement will continue to include an incremental accordion feature of $150 million, enabling the Company to further increase the credit limit of this facility if needed, subject to the credit agreement’s existing terms and lender approval. The Company expects to use the additional credit primarily to finance the Cantech acquisition as well as its continued expansion through other possible acquisitions and capital expenditures.

“We believe that Cantech represents a strong strategic fit with our existing product portfolio and operations. This acquisition should significantly reinforce our presence in our existing tape product lines and customer channels such as the building and construction and retail segments as well as provide access to new business segments. The Cantech team has impressed us with their achievements in the industry and we are proud to welcome them to our team at IPG,” said Greg Yull, IPG’s President and CEO.

About Cantech

Cantech is based in Montreal, has approximately 250 full-time employees, and is a leading manufacturer of industrial and specialty tapes. Cantech services the Canadian, US, and European markets with pressure-sensitive adhesive tape to industrial, construction, and retail markets. It has three manufacturing facilities within North America located in Montreal, QC, Cornwall, ON and Johnson City, TN. For more information, visit www.cantech.com.

About IPG

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,200 employees with operations in 17 locations, including 11 manufacturing facilities in North America and one in each of Europe and Asia. For more information about IPG, visit www.itape.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: the closing of the acquisition, including the expected timing, purchase price and source of funds; the enhancement and extension of the Company’s product offering and the opening of additional distribution channels; the credit facility’s $150 million accordion feature and the Company’s ability to access such accordion; the Company’s expansion through other acquisitions and capital expenditures; the strategic fit of Cantech with the Company’s existing product portfolio and operations; and the Company’s reinforcement of its presence in the Company’s existing product lines and customer channels, as well as access to new business segments, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the post-closing performance of Cantech; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company’s acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2016 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Maison Brison Communications

Pierre Boucher

514-731-0000